SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Constellation Energy Partners LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

21038E 10 1

(CUSIP Number)

Antonio R. Sanchez, III

Sanchez Energy Partners I, LP

1111 Bagby Street, Suite 1800

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons SANCHEZ ENERGY PARTNERS I, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,724,407(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,724,407(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,407(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.9%(2)

14	Type of Reporting Person (See Instructions) PN

(1)   May also be deemed to beneficially own 1,130,512 Class A Units of the issuer.

(2)   Calculation based on 23,740,728 Common Units outstanding as of May 15, 2013 as reported on the cover of the issuer’s Form 10-Q for the quarter ended March 31, 2013.

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons SEP MANAGEMENT I, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,724,407(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,724,407(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,407(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.9%(2)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)   May also be deemed to beneficially own 1,130,512 Class A Units of the issuer.

(2)   Calculation based on a total of 23,740,728 Common Units outstanding as of May 15, 2013 as reported on the cover of the issuer’s Form 10-Q for the quarter ended March 31, 2013.

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons SANCHEZ OIL & GAS CORPORATION

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,724,407(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,724,407(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,407(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.9%(2)

14	Type of Reporting Person (See Instructions) CO

(1)   May also be deemed to beneficially own 1,130,512 Class A Units of the issuer.

(2)   Calculation based on a total of 23,740,728 Common Units outstanding as of May 15, 2013 as reported on the cover of the issuer’s Form 10-Q for the quarter ended March 31, 2013.

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons ANTONIO R. SANCHEZ, III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,724,407(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,724,407(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,407(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 19.9%(2)

14	Type of Reporting Person (See Instructions) IN

(1)   May also be deemed to beneficially own 1,130,512 Class A Units of the issuer.

(2)   Calculation based on a total of 23,740,728 Common Units outstanding as of May 15, 2013 as reported on the cover of the issuer’s Form 10-Q for the quarter ended March 31, 2013.

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons A. R. SANCHEZ, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,724,407(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,724,407(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,407(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.9%(2)

14	Type of Reporting Person (See Instructions) IN

(1)   May also be deemed to beneficially own 1,130,512 Class A Units of the issuer.

(2)   Calculation based on a total of 23,740,728 Common Units outstanding as of May 15, 2013  as reported on the cover of the issuer’s Form 10-Q for the quarter ended March 31, 2013.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing Class B member interests (each, a “Common Unit”) of Constellation Energy Partners LLC (the “Issuer”).  The address of the principal executive offices of the Issuer is 1801 Main Street, Suite 1300, Houston, Texas 77002.

Item 2. Identity and Background.

(a) and (f)                                         This Schedule 13D is filed jointly by each of the following persons:

(i)                                     Sanchez Energy Partners I, LP, a Delaware limited partnership (“SEP I”);

(ii)                                  SEP Management I, LLC, a Delaware limited liability company (“SEP Management”);

(iii)                               Sanchez Oil & Gas Corporation, a Delaware corporation (“SOG”);

(iv)                              Antonio R. Sanchez, III, a citizen of the United States of America; and

(v)                                 A. R. Sanchez, Jr., a citizen of the United States of America.

SEP I, SEP Management, SOG, Antonio R. Sanchez, III and A.R. Sanchez, Jr. are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated August 19, 2013, a copy of which is filed with this Schedule 13D as Exhibit A pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group as among themselves or the other persons and entities referred to in this Schedule 13D, other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, which is incorporated into this Item 2 by reference.

(b)                                 The principal business address of each of SEP I, SEP Management, SOG, Antonio R. Sanchez, III and A. R. Sanchez, Jr. is 1111 Bagby Street, Suite 1800, Houston, Texas 77002.

(c)                                  (i)                                     SEP I’s principal business is the exploration and development of oil and natural gas.

(ii)                                  SEP Management’s principal business is to be the general partner of SEP I.

(iii)                               SOG’s principal business is the exploration and development of oil and natural gas on its behalf and on behalf of its affiliates.

(iv)                              Antonio R. Sanchez, III is the President and Chief Executive Officer of Sanchez Energy Corporation.

(v)                                 A.R. Sanchez, Jr. is the founder and Chairman of the Board of Directors of SOG.

(d) and (e)                                        None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers, managers or directors, if any, listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 9, 2013, SEP I and the Issuer entered into a Contribution Agreement (the “Contribution Agreement”) pursuant to which SEP I contributed all of its equity interests in SEP Holdings IV, LLC to the Issuer in exchange for (i) 1,130,512 Class A Units, (ii) 4,724,407 Common Units and (iii) one Class Z Unit.  SEP I and the Issuer also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated August 9, 2013, that provides for, among other things, certain customary registration rights for SEP I, including demand registration rights under certain specified circumstances.

The descriptions of the Contribution Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the agreements, which are filed as Exhibits B and C, respectively, to this Schedule 13D and are incorporated into this Item 3 by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Units reported in this Schedule 13D solely for investment purposes. The Reporting Persons may make additional purchases or dispositions of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)                                 None.

(b)                                 None.

(c)                                  None.

(d)                                 SEP I, as the record holder of the requisite percentage of Class A Units, has the right to appoint two of the five members of the board of managers of the Issuer (the “Class A Managers”). On August 9, 2013, SEP I removed the existing Class A Managers and elected two new Class A Managers.

(e)                                  None.

(f)                                   None.

(g)                                  The holder of the Class Z Unit, which was issued to SEP I pursuant to the Contribution Agreement, must approve the issuance of additional securities of the Issuer, other than Common Units, prior to the issuance of any such additional securities until March 31, 2015.  This approval right will be extended from March 31, 2015 until March 31, 2016 if the Issuer and/or any of its subsidiaries and SOG or an affiliate of SOG have entered into a master services agreement prior to March 31, 2015 on terms mutually agreeable to such parties.

(h)                                 None.

(i)                                     None.

(j)                                    Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or dispose the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such Common Units, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Depending on these factors, and other factors that may arise in the future, the Reporting Persons may be involved in such matters and, depending on the facts and circumstances at such time and subject to applicable law, may formulate a plan with respect to such matters.  In addition, the Reporting Persons may from time to time hold discussions with or make proposals to management of the Issuer, the board of managers of the the Issuer, to other unitholders of the Issuer or to third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

(a) and (b)                                       The information set forth on the cover pages and in Item 3 of this Schedule 13D is incorporated into this Item 5 by reference.  SEP I is the sole record owner of 4,724,407 Common Units and 1,130,512 Class A Units.  SEP Management, SOG, A. R. Sanchez, Jr. and Antonio R. Sanchez, III do not directly own any Common Units.  SEP I is controlled by its general partner, SEP Management, which is a wholly owned subsidiary of SOG.  SOG is managed by A.R. Sanchez, Jr. and Antonio R. Sanchez, III.  Each of SEP Management, SOG, A. R. Sanchez, Jr. and Antonio R. Sanchez, III may be deemed to share voting and dispositive power over the Common Units held by SEP I.

Each of SEP Management, SOG, Antonio R. Sanchez, III and A. R. Sanchez, Jr. disclaims beneficial ownership of the Common Units held by SEP I except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the Common Units held by SEP I for purposes of Section 16 or for any other purpose.

(c)                                  Except as set forth in this Schedule 13D, there have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons.

(d)                                 Except as set forth in this Schedule 13D, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Units beneficially owned by the Reporting Persons.

(e)                                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 3 is incorporated into this Item 6 by reference.

SEP I and all other members of the Issuer are parties to the Issuer’s Operating Agreement (as amended, the “Operating Agreement”).  A merger of the Issuer requires the approval of a majority of the holders of each of the Common Units and the Class A Units, voting as separate classes. The sale of all or substantially all assets of the Issuer requires the approval of a majority of the holders of each of the Common Units and the Class A Units, voting together as a single class.  The holder of the Class Z Unit must approve the issuance of additional securities of the Issuer, other than Common Units, prior to the issuance of any such additional securities until March 31, 2015.  This approval right will be extended from March 31, 2015 until March 31, 2016 if the Issuer and/or any of its subsidiaries and SOG or an affiliate of SOG have entered into a master services agreement prior to March 31, 2015 on terms mutually agreeable to such parties.

The Operating Agreement provides that the Issuer will have a board of managers of five members.  The holders of the Class A Units have the right, voting as a separate class, to elect two of the five members of the Issuer’s board of managers and the holders of the Common Units elect the remaining three members. This right can be eliminated only upon a proposal submitted by or with the consent of the Issuer’s board of managers and the vote of the holders of not less than 66 2/3% of the outstanding Common Units. If such elimination is approved and the holders of the Class A Units and their affiliates do not vote their Common Units in favor of such elimination, the Class A Units will be converted into Common Units on a one-for-one basis.

The description of the Operating Agreement is qualified in its entirety by reference to the full text of the Operating Agreement, which is filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 28, 2006, Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 24, 2007, Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 26, 2007, Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 26, 2007, Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 28, 2007 and Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 8, 2013, and incorporated into this Item 6 by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated August 19, 2013.

Exhibit B

Contribution Agreement dated as of August 9, 2013 between Sanchez Energy Partners I, LP and Constellation Energy Partners LLC (incorporated by reference from Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-33147) filed with the SEC on August 9, 2013).

Exhibit C

Registration Rights Agreement dated as of August 9, 2013 between Sanchez Energy Partners I, LP and Constellation Energy Partners LLC (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-33147) filed with the SEC on August 9, 2013).

Exhibit D

Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as of November 26, 2006 (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-33147) filed with the SEC on November 28, 2006).

Exhibit E

Amendment No. 1 to the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as of April 23, 2007 (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-33147) filed with the SEC on April 24, 2007).

Exhibit F

Amendment No. 2 to the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as of July 25, 2007 (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-33147) filed with the SEC on July 26, 2007).

Exhibit G

Amendment No. 3 to the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as of September 21, 2007 (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-33147) filed with the SEC on September 26, 2007).

Exhibit H

Amendment No. 4 to the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as of December 28, 2007 (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-33147) filed with the SEC on December 28, 2007).

Exhibit I

Amendment No. 5 to the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as of August 9, 2013 (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-33147) filed with the SEC on August 9, 2013).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 19, 2013

SANCHEZ ENERGY PARTNERS I, LP

By its general partner, SEP Management I, LLC

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

SEP MANAGEMENT I, LLC

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

SANCHEZ OIL & GAS CORPORATION

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

/s/ Antonio R. Sanchez, III
ANTONIO R. SANCHEZ, III

/s/ Antonio R. Sanchez, Jr.
A. R. SANCHEZ, JR.

SCHEDULE A

Sanchez Energy Partners I, LP

The general partner of Sanchez Energy Partners I, LP is SEP Management I, LLC. There are no executive officers and directors appointed at Sanchez Energy Partners I, LP.  Sanchez Energy Partners I, LP has an advisory board consisting of the following members:

Name	Principal Occupation or Employment
John Eddie Williams, Jr.	Attorney, Partner at Williams Kherkher Hart Boundas, LLP
Luis Farias	Executive at Gulf Port Portland Cement Co.
Owen Littman	Attorney, General Counsel of the Cowen Group, Inc.
Mikal C. Watts	Attorney, Partner at Watts Guerra Craft, LLP
Fernando Canales Clariond	President, Finestra USA Corp.
Othon Ruiz	CEO, Grupo Valores Monterrey
Federico Chavez	Director, Promecap, S.A.

Messrs. Williams, Littman and Watts are each a citizen of the United States of America.  Messrs. Farias, Clariond, Ruiz and Chavez are each a citizen of Mexico.  The business address of such individuals is c/o Sanchez Energy Partners I, LP, 1111 Bagby Street, Suite 1800, Houston, Texas 77002.

SEP Management I, LLC

The managing member of SEP Management I, LLC is Sanchez Oil & Gas Corporation.  There are no directors appointed at SEP Management I, LLC.  The executive officers of SEP Management I, LLC are:

•                  Antonio R. Sanchez, III, President

•                  Michael G. Long, Vice President and Chief Financial Officer

Each of these individuals is a citizen of the United States of America.  The business address of such individuals is 1111 Bagby Street, Suite 1800, Houston, Texas 77002.  Such individuals expressly disclaim any beneficial ownership of the shares of Common Stock covered by this Schedule 13D, except as otherwise provided in this Schedule 13D.

Sanchez Oil & Gas Corporation

The directors of Sanchez Oil & Gas Corporation include A. R. Sanchez, Jr., who is also chairman of the board of directors, and Antonio R. Sanchez, III.  The executive officers of Sanchez Oil & Gas Corporation are:

•                  Antonio R. Sanchez, III, President

•                  Michael G. Long, Vice President and Chief Financial Officer

Each of these individuals is a citizen of the United States of America.  The business address of such individuals is 1111 Bagby Street, Suite 1800, Houston, Texas 77002.  Such individuals expressly disclaim any beneficial ownership of the shares of Common Stock covered by this Schedule 13D, except as otherwise provided in this Schedule 13D.